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                                 Simmons Company
                              One Concourse Parkway
                                    Suite 800
                           Atlanta, Georgia 30328-6188




                                               June 3, 2005


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

          Re: Simmons Company (formerly named THL Bedding Holding Co.) Application for Withdrawal of Registration Statement on Form S-1 (Reg. No. 333-116197)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the "Securities Act"), Simmons Company (the "Company") hereby applies for the withdrawal of its Registration Statement No. 333-116197 on Form S-1 with all exhibits thereto (collectively, the "Registration Statement").

The Registration Statement was originally filed with the Securities and Exchange Commission (the "Commission") on June 4, 2004, in connection with the proposed initial public offering of the Company's common stock. The Commission has not declared the Registration Statement effective and no securities have been sold pursuant to the Registration Statement. The Registration Statement is being withdrawn because the Company has decided, due to market conditions and for strategic reasons, that it does not wish to proceed with its initial public offering of common stock at this time.

The Company respectfully requests that in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company's account for future use.

Please contact Brian Webb at (212) 310-8122 if you have any questions regarding this request for withdrawal.

Sincerely,

Simmons Company


By: /s/ William S. Creekmuir
    ----------------------------------------
Name:   William S. Creekmuir
Title:  Executive Vice President and
        Chief Financial Officer